SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108	SCHEDULE 13D/A	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,683,623 Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,683,623 Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,683,623 Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 48019R108	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of $17,310,572.55 to acquire the Class A Common Stock reported in this Schedule 13D. The source of the funds used to acquire the shares of Class A Common Stock reported herein is the working capital of the Fir Tree Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person (see also the Proxy Right described in Item 4). The percentages used in this Schedule 13D are calculated based upon 98,039,826 shares of Class A Common Stock issued and outstanding as of July 27, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Securities and Exchange Commission on August 8, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition (see also the Proxy Right described in Item 4).

(c)	Information concerning transactions in the shares of Class A Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Class A Common Stock listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 48019R108	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 48019R108	SCHEDULE 13D/A	Page 5 of 5 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

06/28/2018	(57,500)	0.5399
08/09/2018	(109,821)	0.5343